EXHIBIT 99.1

Eupraxia Pharmaceuticals Reports Positive Tissue Health Data from its Ongoing RESOLVE Trial in Eosinophilic Esophagitis Demonstrating Near-Complete Improvement on Biopsy

  At week 12, the highest dosed patients achieved the best tissue response seen in the trial to date, with a near complete improvement in tissue health1.

  At lower doses, patients maintained the improvements in tissue health1 reported at week 12 out until week 36.

  Clinical remission2 was achieved by 8 weeks and maintained through 52 weeks in the majority of patients for which more than 60% of their esophagus was treated.

  EP-104GI continues to be well tolerated by patients receiving the drug; over 200 patient-months of follow-up have been reported with no Serious Adverse Events ("SAEs"), and no cases of oral candidiasis.

VICTORIA, British Columbia, Jan. 08, 2026 (GLOBE NEWSWIRE) -- Eupraxia Pharmaceuticals Inc. ("Eupraxia" or the "Company") (NASDAQ:EPRX) (TSX:EPRX), a clinical-stage biotechnology company leveraging its proprietary Diffusphere™ technology designed to optimize local, controlled drug delivery for applications with significant unmet need, today announced positive 12-week and 36-week tissue health data from its ongoing Phase 1b/2a part of the RESOLVE trial evaluating EP-104GI for the treatment of eosinophilic esophagitis ("EoE").

"These tissue health data provide compelling evidence supporting our belief that EP-104GI is addressing the underlying pathology of EoE at the tissue level, as well as managing symptoms," said Dr. James A. Helliwell, Chief Executive Officer of Eupraxia. "While early, the EoEHSS improvements we're seeing are encouraging - particularly at the highest dose where patients are achieving near-complete normalization of tissue health. What's especially encouraging is the improvement in tissue health is being accompanied by improvements in symptom relief. These improvements are maintained out to 52 weeks after a single administration with no serious adverse events, reinforcing EP-104GI's potential to significantly improve upon the current standard of care as a once-yearly treatment."

Key New Findings from the RESOLVE Trial

Tissue Health Outcomes

  At 12 weeks after administration, patients who received the highest dose level of EP-104GI (Cohort 9, 8mg/site, 20 sites, n=3), demonstrated the greatest improvement from baseline measured to date (EoEHSS Grade: -0.57 [94% improvement], Stage: -0.63 [97% improvement]), representing near-complete normalization of tissue health
  At 36 weeks after administration, patients in the 4mg/site dose groups (Cohorts 5-7, 12-20 sites, n=9) maintained the tissue health improvements seen at week 12 (EoEHSS Grade: -0.22, Stage: -0.24)
  A dose-response relationship in EoEHSS Grade and Stage was observed across the EP-104GI dose cohorts ranging from 2.5mg/site to 8 mg site

Clinical Remission and Symptom Response
Due to the open label nature of the study, data from different number of patients can be reported at different time points (2, 4, 8, 12, 24, 36 and 52 weeks) following administration of EP-104GI. To date Eupraxia has observed that in patients who had at least 60% of their esophagus treated with EP-104GI (ie. a minimum of 12 of the 20 potential injection sites injected):

  At 12 weeks (n=19), 58% of patients achieved clinical remission2
  At 24 weeks (n=14), 79% of patients maintained clinical remission2
  At 52 weeks (n=6), 67% of patients maintained clinical remission2

Safety and Tolerability Outcomes

  To date, over 200 patient-months of follow-up have been reported in 31 patients across all cohorts
  There have been no Serious Adverse Events (SAEs) reported
  There have been no cases of oral candidiasis
  EP-104GI has been reported to be well tolerated at all dose levels, including at the highest dose (8mg/site)

An updated summary of the above and previously announced clinical trial results are posted in the Investor Section of the Eupraxia Pharmaceuticals website and can be found here.

About the RESOLVE Trial
The Phase 1b/2a part of the RESOLVE trial, is a multicenter, open-label, dose-escalation study evaluating the safety, tolerability, pharmacokinetics, and efficacy of EP-104GI in adults with histologically confirmed active EoE. The treatment is administered as a single dose via 4 to 20 esophageal wall injections, with dose escalations modifying either the dose per site and/or the number of sites. Participants were followed for up to 24 weeks in Cohorts 1-4 (4x1mg, 8x1mg, 8x2.5mg and 12x2.5mg) or 52 weeks in Cohorts 5-9 (12x4mg, 16x4mg,20x4mg,20x6mg and 20x8mg). Eupraxia plans to disclose additional data from the open-label Phase 1b/2a part of the RESOLVE trial in the coming months.

The Phase 2b part of the RESOLVE trial, a randomized placebo-controlled study of EP-104GI, is currently recruiting with the first clinical dose of 120mg (20 x 6mg). The top-line data from the Phase 2b part of the RESOLVE trial is expected in Q3 2026.

Notes

  As measured by EoEHSS

  Clinical remission is defined as a reduction of at least 3 points on the SDI scale.  Achieving clinical remission is a positive outcome for the RESOLVE trial.

  SDI is a patient-reported outcome score that uses a seven-day recall measuring dysphagia (trouble swallowing) severity and frequency. A reduction in SDI is a positive outcome for the RESOLVE trial.

About Eosinophilic Esophagitis (EoE)
EoE is an inflammatory-mediated disease in which white blood cells migrate into and become trapped in the esophagus, creating pain and difficulty with swallowing food. According to market research from Clearview Healthcare Partners, EoE affects more than 450,000 people in the United States and has been identified by the American Gastroenterological Association as rapidly increasing in both incidence and prevalence. Impacts from both symptoms and interventions frequently lead to mental health issues, compounding the disease burden of EoE for both the healthcare system and the individual.

About Eupraxia Pharmaceuticals Inc.
 Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. Diffusphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery of both existing and novel drugs. The technology is designed to support extended duration of effect and delivery of drugs in a hyper-localized fashion, targeting only the tissues that physicians are wanting to treat. We believe the potential for fewer adverse events may be achieved through the precision targeting and the stable and flat delivery of the active ingredient when using the Diffusphere™ technology, versus the peaks and troughs seen with more traditional drug delivery methods. The precision of Eupraxia's Diffusphere™ technology platform has the potential to augment and transform existing FDA-approved drugs to improve their safety, tolerability, efficacy and duration of effect. The potential uses in therapeutic areas may go beyond pain and inflammatory gastrointestinal disease, where Eupraxia currently is developing advanced treatments, to also be applicable in oncology, infectious disease and other critical disease areas.

Eupraxia's EP-104GI is currently in a Phase 1b/2 trial, the RESOLVE trial, for the treatment of EoE. EP-104GI is administered as an injection into the esophageal wall, providing local delivery of drug. This is a unique treatment approach for EoE. Eupraxia also completed a Phase 2b clinical trial (SPRINGBOARD) of EP-104IAR for the treatment of pain due to knee osteoarthritis. The trial met its primary endpoint and three of the four secondary endpoints. In addition, Eupraxia is developing a pipeline of later and earlier-stage long-acting formulations. Potential pipeline indications include candidates for other inflammatory joint indications and oncology, each designed to improve on the activity and tolerability of currently approved drugs. For further details about Eupraxia, please visit the Company's website at: www.eupraxiapharma.com.

Notice Regarding Forward-looking Statements and Information
This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "suggests", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes", "potential" or variations (including negative and grammatical variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include statements regarding the Company’s expected timing of reporting additional data from the RESOLVE trial; the Company's product candidates, including their expected benefits to patients with respect to safety, tolerability, efficacy and duration and potential uses in therapeutic areas beyond pain and inflammatory gastrointestinal disease; the expectations around proceeding to clinical trials for the Company’s product candidates; the results gathered from studies and trials of Eupraxia's product candidates; the potential for the Company’s technology to impact the drug delivery process; potential market opportunity for the Company’s product candidates; and potential pipeline indications. Such statements and information are based on the current expectations of Eupraxia's management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company's ability to obtain positive results from the Company's research and development activities, including clinical trials; and the Company's ability to protect patents and proprietary rights. Although Eupraxia's management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company's limited operating history; the Company's novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the possibility that the Company could lose license rights that are important to its business; the Company's current license agreement may not provide an adequate remedy for its breach by the licensor; the possibility that the Company's technology may not be successful for its intended use; the fact that the Company's future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the possibility that the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the possibility that the Company's clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates at any stage of clinical development; the possibility that the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the fact that the Company completely relies on third parties to provide supplies and inputs required for its product candidates and services; the potential impact of tariffs on the cost of the Company’s active pharmaceutical ingredients and clinical supplies of EP-104IAR and EP-104GI; the fact that the Company relies on external contract research organizations to provide clinical and non-clinical research services; the possibility that the Company may not be able to successfully execute its business strategy; the fact that the Company will require additional financing, which may not be available; the fact that any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company's ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company's operations; the Company's restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company's common share price; and other risks and uncertainties described in more detail in Eupraxia's public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

James Meikle, Eupraxia Pharmaceuticals Inc.
236-330-7084
jmeikle@eupraxiapharma.com

or

Kevin Gardner, on behalf of:
Eupraxia Pharmaceuticals Inc.
617-283-2856
kgardner@lifesciadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.